SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34373; File No. 812-15230

High Income Securities Fund

September 9, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit a registered closed-end investment company to make periodic distributions of long-term capital gains more frequently than permitted by section 19(b) or rule 19b-1.

Applicant: High Income Securities Fund, a Massachusetts business trust that is an internally managed registered closed-end diversified management investment company (the "Fund" or the "Applicant").[1]

Filing Dates: The application was filed on May 13, 2021, and amended on July 7, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 4, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of

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[1] Applicants request that the order also apply to any successor in interest to the Fund. A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by e-mailing the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: c/o Thomas R.

Westle, Esq., Blank Rome LLP, twestle@blankrome.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, at (202) 551-

6876 or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's web site by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application:

1.	Section 19(b) of the Act generally makes it unlawful for any registered investment

company to make long-term capital gains distributions more than once every twelve months.

Rule 19b-1 under the Act limits to one the number of capital gain dividends, as defined in section

852(b)(3)(C) of the Internal Revenue Code of 1986 ("Code," and such dividends,

"distributions"), that a registered investment company may make with respect to any one taxable

year, plus a supplemental distribution made pursuant to section 855 of the Code not exceeding

10% of the total amount distributed for the year, plus one additional capital gain dividend made

in whole or in part to avoid the excise tax under section 4982 of the Code.

2.	Applicant believes that investors in certain closed-end funds may prefer an

investment vehicle that provides regular current income through a fixed distribution policy

("Distribution Policy"). Applicant proposes that the Fund be permitted to adopt a Distribution Policy, pursuant to which the Fund would distribute periodically to its shareholders a fixed percentage of the market price of the Fund's common shares at a particular point in time or a fixed percentage of net asset value ("NAV") at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time.

3.   Applicant requests an order under section 6(c) of the Act granting an exemption from section 19(b) of the Act and rule 19b-1 to permit a Fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as frequently as twelve times in any one taxable year in respect of its common shares (and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund).[2] Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicant states that any order granting the requested relief will be subject to the terms and conditions stated in the application, which generally are designed to address the concerns underlying section 19(b) and rule 19b-1, including concerns about proper disclosures and shareholders' understanding of the source(s) of a Fund's distributions and concerns about improper sales practices. Among other things, such terms and conditions require that (1) the board of trustees of the Fund (the "Board") request and evaluate, and the Fund will furnish, such information as may be reasonably necessary to make an informed determination of whether to

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[2]   Although the Fund does not currently intend to issue preferred shares, the board may authorize the issuance of preferred shares in the future.

adopt the proposed Distribution Policy and that the Board periodically review the amount of the

distributions in light of the investment experience of the Fund, and (2) that the Fund's

shareholders receive appropriate disclosures concerning the distributions.

For the Commission, by the Division of Investment Management, under delegated

authority.

J. Matthew DeLesDernier
Assistant Secretary